FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are the resolutions adopted at Registrant’s Annual General Meeting of Shareholders held on December 29, 2011.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated December 29, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Resolutions Adopted at Gilat’s Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders (the “Meeting”) of  Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Thursday, December 29, 2011, the following resolutions were adopted:

1.	To re-elect six members of the Board of Directors until the Company’s 2012 Annual General Meeting of Shareholders and until their successor is appointed;

2.	To re-elect Dr. Leora (Rubin) Meridor to serve as an external director for a third three year term and to approve the compensation of the external directors;

3.	To approve a one time grant of options to the non-employee directors and external directors upon commencement of their term;

4.	Subject to his re-election under Item 1, to approve the terms of employment of Mr. Amiram Levinberg as Chairman of the Board of Directors of the Company;

5.	Subject to his re-election under Item 1, to approve the one time grant of options to Mr. Amiram Levinberg as Chairman of the Board of Directors;

6.	To approve amendments to Articles 68A and 68B of our Articles of Association;

7.	Subject to the approval of Item 6, to approve an amended form of indemnification agreement for directors and officers;

8.
To ratify and approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2011, and for such additional period until the next annual general meeting of shareholders.